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www.foxrothschild.com

June 28, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Rolf Sundwall
James Rosenberg

Re:	One World Pharma, Inc.
Amendment No. 1 to Current Report on Form 8-K
Filed April 30, 2019
File No. 333-200529

Ladies and Gentlemen:

On behalf of our client, One World Pharma, Inc. (the “Company”), we are providing an additional response to comment 13 of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 28, 2019 (the “Comment Letter”), relating to the above referenced Current Report on Form 8-K (the “8-K”), consistent with our telephonic discussions with you on June 20 and 25, 2019. The different components of Comment 13 are recited below in italicized, bold type, followed with the Company’s response.

13.	Please address each of the following:

●	As One World Pharma SAS appears to be OWP Ventures, Inc.’s predecessor, include, in the filing, audited statements of operations and cash flows for One World Pharma SAS for the period January 1, 2018 through May 30, 2018.

The Company does not believe One World Pharma SAS qualifies as the predecessor to OWP Ventures, Inc. At the time of the acquisition of One World Pharma SAS by OWP Ventures, Inc., neither company had commenced commercial operations. OWP Ventures had $144,554 of net assets, including a $113,516 receivable owed from One World Pharma SAS that was advanced to purchase equipment, and net losses of approximately $92,000, while One World Pharma SAS had $185,035 of assets, which included $103,296 of fixed assets purchased with the advance received from OWP Ventures prior to closing, and approximately $88,000 of net losses from January 1, 2018 through the acquisition date of May 30, 2018. Furthermore, OWP Ventures was formed as a vehicle to raise funds in the U.S. in order to acquire One World Pharma SAS, and ultimately enter into a reverse merger with a public shell company (Punto Group, Corp., which subsequently changed its name to One World Pharma, Inc.), as evidenced by the following factors:

* OWP Ventures was formed for the sole purpose of acquiring One World Pharma SAS, as indicated by the reference to ‘OWP’ in its name.

U.S. Securities and Exchange Commission

June 28, 2019

* Three Colombian individuals who were vendors of One World Pharma SAS received founders’ shares in OWP Ventures upon its formation.

* The owners of One World Pharma SAS were issued approximately 30% of the shares of common stock of OWP Ventures upon the closing of the acquisition by OWP Ventures.

* Prior to the closing, on May 14, 2018, OWP Ventures advanced $113,516 to One World Pharma SAS, which was used to purchase $103,296 of equipment and provide additional working capital.

As such, both entities have been combined in the consolidated statement of operations and cash flows.

●	Provide us an analysis supporting the $162,051 fair value of total consideration transferred. Include in your response the basis for valuing OWP Ventures, Inc.’s 10,200,000 shares of common stock at $0.0001 per share and what other current liabilities of $168,548 represents. Tell us how your accounting complies with ASC 805-30-30-1, 30-2 and 30-7.

The Company determined that the fair value of the net assets acquired, which also represented their book value, was more readily determinable than the fair value of the common stock of OWP Ventures. At the time of the acquisition, OWP Ventures had been recently formed and there was no market for its securities. The Company intends to include this disclosure in its next amendment to the 8-K, as explained in Note 3 below. In addition, the Company will correct the Statement of Stockholders Equity to unite the two separate lines that sum to this amount to make it clear that this was the fair value of the stock exchanged in the transaction. Specifically, the $161,889 of additional paid in capital in the line currently shown as ‘Contributed capital on related party acquisition…’ will be added to the ‘Common stock issued for purchase of One World Pharma S.A.S.’ line, resulting in the $162,909 of net assets acquired in the transaction.

●	Explain to us your consideration with regard to the four licenses received by One World Pharma SAS as indicated under “Background and History” on page 3 of your filing in determining the identifiable assets acquired and the liabilities assumed. Tell us how your accounting complies with ASC 805-20.

The Company determined that the four licenses acquired pursuant to the acquisition of One World Pharma SAS didn’t have any intrinsic value, given that they were internally generated intangible assets subject to significant uncertainty since, among other things, One World Pharma SAS had not commenced commercial operations and had not begun generating revenue. Additionally, ascribing a value to the licenses issued to One World Pharma SAS would have been highly speculative from an economic standpoint due to the nascent stage of Colombia’s legal cannabis industry and the uncertain regulatory environment at the time of the acquisition. Furthermore, the costs involved in obtaining the licenses were included in the fair value of the net assets within prepaid expenses, and Colombia doesn’t restrict the number of licenses they grant. Further, at the time of the acquisition of One World Pharma SAS, the four licenses held by One World Pharma were insufficient for it to execute its business plan without obtaining substantial additional Colombian regulatory permissions and authorizations, including the quotas described in the 8-K. Obtaining theses approvals would require substantial time, effort and expenditures subsequent to the date of acquisition.

U.S. Securities and Exchange Commission

June 28, 2019

●	Tell us why the “Consideration paid in excess of fair value (Negative Goodwill)” resulted in recording a credit to additional paid-in capital rather than a debit to goodwill, an asset, pursuant to ASC 805-30-30-1.

The Company miscalculated the balances in Note 3 of the audited financial statements filed with the 8-K. In fact, the fair value of the assets acquired exceeded the liabilities. The Company proposes to revise Note 3 in its amendment to the 8-K to read as follows:

Note 3 – Acquisition

Common Stock Issued for Acquisition of One World Pharma, SAS

On May 30, 2018, OWP Ventures, Inc. issued an aggregate of 10,200,000 shares of common stock to the shareholders of One World Pharma SAS pursuant to a stock purchase agreement whereby OWP Ventures, Inc. acquired 100% of the common stock of One World Pharma SAS. The net fair value of assets and liabilities assumed has been deemed to be more representative of the fair value of the 10,200,000 non-trading shares of common stock issued in consideration, resulting in the valuation of the shares at $162,909.

According to the purchase method of accounting, the Company recognized the identifiable assets acquired and liabilities assumed as follows:

May 30,
2018
Assets Acquired:
Cash	26,446
Prepaid Expenses	55,293
Fixed Assets	103,296
Total	185,035

Liabilities Assumed:
Accounts Payable	16,365
Accrued Expenses	5,761
Total	22,126

Net Assets (Liabilities)	162,909

Very truly yours,

/s/ Alison Newman

Alison Newman

cc:	Craig Ellins